UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Misonix, Inc.

(Name of Issuer)

Common Shares, $0.0001 par value

(Title of Class of Securities)

604871103

(CUSIP Number)

September 27, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	604871103

1	Names of Reporting Persons
1315 Capital, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,695,969
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,695,969
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,695,969
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
11.05%
12	Type of Reporting Person (See Instructions)
PN

CUSIP No.	604871103

1	Names of Reporting Persons
1315 Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,695,969
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,695,969
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,695,969
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
11.05%
12	Type of Reporting Person (See Instructions)
OO

Item 1.

(a)	Name of Issuer: Misonix, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1938 New Highway, Farmingdale, New York 11735

Item 2.

(a)	Name of Person Filing: This statement is filed by: (i) 1315 Capital, L.P., a Delaware limited partnership and (ii) 1315 Capital Management, LLC, a Delaware limited liability company and general partner of 1315 Capital, L.P. 1315 Capital, L.P. and 1315 Capital Management, LLC are sometimes referred to collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if None, Residence: The principle place of business of the Reporting Persons is c/o 1315 Capital, 2929 Walnut Street, Suite 1240, Philadelphia, PA 19104.

2929 Walnut Street, Suite 1240

Philadelphia, PA 19104

(c)	Citizenship: Each of the Reporting Persons are organized under the laws of the State of Delaware.

(d)	Title and Class of Securities: Common Shares, par value $0.0001 (the “Shares”)

(e)	CUSIP No.: 604871103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

1315 Capital, L.P.:	1,695,969 (1)
1315 Capital Management, LLC:	1,695,969 (1)

(b)	Percent of Class:

1315 Capital, L.P.:	11.05%
1315 Capital Management, LLC:	11.05%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1315 Capital, L.P.:	1,695,969 (1)
1315 Capital Management, LLC:	1,695,969 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

1315 Capital, L.P.:	1,695,969 (1)
1315 Capital Management, LLC:	1,695,969 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) Acquired pursuant to the Agreement and Plan of Merger between Misonix, Inc., New Misonix, Inc., Motor Reincorp. Sub One, Inc., Surge Sub Two, LLC, Solsys Medical, LLC (“Solsys”), and Greg Madden solely in his capacity as representative, in exchange for 27,116,608 Series E Preferred Units of Solsys. 206,451 of the Shares issued to 1315 Capital, L.P. are being held in escrow and are subject to forfeiture during the 15 month-period following the merger to satisfy any post-closing purchase price adjustments and indemnification claims.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2019

1315 CAPITAL MANAGEMENT, LLC

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member

1315 CAPITAL, L.P.
By: 1315 Capital Management, LLC, its General Partner

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member